UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
APOLLO GOLD CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

03761E
(CUSIP Number)

April 16, 2004
(Date of Event Which Requires Filing of this Statement)

(1) Subsequent to Dundee Precious Metals' conversion from a closed-end investment company to an operating mining company on April 16, 2004, the holdings of Dundee Precious Metals Inc. were disaggregated from those of Dundee Wealth Management Inc. and its subsidiaries and affiliates. Therefore, Dundee Precious Metals Inc. is no longer filing its holdings jointly with that of Dundee Wealth Management Inc.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03761E

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DUNDEE PRECIOUS METALS INC. ("Dundee Precious")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:
Canada

Number of	5. Sole Voting Power	2,520,500 Common Shares
Shares
Beneficially	6. Shared Voting Power	Not applicable.
Owned by
Each	7. Sole Dispositive Power	2,520,500 Common Shares
Reporting
Person With	8. Shared Dispositive Power	Not applicable.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
2,520,500 Common Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not applicable.

11. Percent of Class Represented by Amount in Row (9)
3.17%

12. Type of Reporting Person (See Instructions)
CO.

Item 1. (a) Name of Issuer
                  Apollo Gold Corporation ("Apollo Gold")

Item 1. (b) Address of Issuer's Principal Executive Offices
                  77 King Street West, Royal Trust Tower, Suite 4400, P.O. Box 95, Toronto, Ontario, M5K 1G8

Item 2. (a) Name of Person Filing
                  Dundee Precious

Item 2. (b) Address of Principal Business Office or, if none, Residence
                  40 King Street West, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c) Citizenship
                  Canadian

Item 2. (d) Title of Class of Securities
                  Common Shares

Item 2. (e) CUSIP Number
                  03761E

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See sections 5-11 on the cover page

(a) Amount beneficially owned:
 (b) Percent of class:
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote
                       (ii) Shared power to vote or to direct the vote
                       (iii) Sole power to dispose or to direct the disposition of
                       (iv) Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not applicable.

Item 8. Identification and Classification of Members of the Group
             Not applicable

Item 9. Notice of Dissolution of Group
             Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2004

By:	/s/ "Lori Beak"
Lori E. Beak
Vice President & Corporate Secretary
Dundee Precious Metals Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath this signature.